Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-194256

Free Writing Prospectus dated August 12, 2014

Fantex, Inc.

On August 6, 2014, ESPN 1530 - WCKY broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), the transcript of which is attached hereto as Annex A (the “Broadcast”).  The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Broadcast references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Broadcast is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcast or any other broadcasts published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcast represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, ESPN 1530 - WCKY host Lance McAlister stated, “How would you like to be able to invest in, buy a share of a professional athlete?  In this case, Bengal’s wide receiver Mohamed Sanu.”  Mr. McAlister also asked, “I wanna invest in Mohamed Sanu’s future.  How much does a share cost of Mohamed Sanu?”  Additionally, when discussing hypothetical situations, Mr. McAlister stated “let’s pretend I’ve got a share of Sanu,” and “say I buy a share of Mohamed Sanu. … Can I sell my stock in Mohamed Sanu?”  Mr. McAlister also stated to his listeners that “maybe they want to open up an account buy a share of a Sanu….”  Mr. McAlister also stated, “This is like real money buying a share in Mohamed Sanu’s involvement.”  The Company notes that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company.  The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract.  Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).  Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”, and together with the Vernon Davis Brand Contract and EJ Manuel Brand Contract, the “Brand Contracts”).

•                  During the Broadcast, Mr. French stated, “That security is linked to the underlying cash flow that’s generated by Mohamed Sanu’s brand.” Mr. French also stated, “[W]e’re acquiring 10% of [Mohamed Sanu’s] future cash flow stream.  So, that would be his current and future NFL playing contracts, endorsements, appearance fees importantly his post career should he become a broadcaster or something of that nature, radio show host.  All that would be included.  This is in the future.  And, so we’re acquiring—that’s ten percent of that cash flow stream which is the underlying cash flow linked to the security for approximately one point six million dollars.  So, you would pay him one point six million today for the contractual right to ten percent brand income playing contract.”  Mr. French also stated “that’s why all this is literally tied to the underlying cash flow that the brand of the athlete generates.”  Mr. McAlister also stated, “I just sell shares of in and he gets—what did he say—one point—a low one time lump sum payment of $1.6 million dollars and you are buying a share of his future cash flow.  Even if he goes on to become a broadcaster or whatever he goes into.”  The Company clarifies that under the Mohamed Sanu Brand Contract, the Company acquired a 10% interest in Mohamed Sanu’s brand income, as defined in the Mohamed Sanu Brand Contract, for $1.56 million (less $78,000 to be held in escrow to satisfy future payment obligations to the Company).  A more detailed description of the Mohamed Sanu Brand Contract and the brand income definition is available in the Registration Statements.

•                  During the Broadcast, when discussing the completion of the Vernon Davis Offering, Mr. French stated, “about a month after that we declared a $.70 per share dividend.  So, we had collected money from Vernon.  Paid off the expenses and we are gonna pay out $.70 per share on August 18th I believe.”  The Company clarifies that, upon completion of the Vernon Davis Offering on April 28, 2014, the Company simultaneously received approximately $0.4 million from Vernon Davis pursuant to the Vernon Davis Brand Contract.  On May 27, 2014, the Company declared a dividend of $0.70 per share of Fantex Series Vernon Davis payable to holders of record on August 15, 2014, which dividend is expected to be paid on August 18, 2014.

•                  During the Broadcast, Mr. French stated, “Yeah, so at Fantex.com we also operate the marketplace and it’s a traditional marketplace where if someone’s willing to sell someone has to be willing to buy and so people can go there and if there’s buyers and sellers you can trade at Fantex.com.”  The Company clarifies that any and all trades of the Tracking Stocks will be conducted on a platform operated by Fantex Brokerage Services, LLC (“FBS”), an affiliate of the Company and a registered alternative trading system.

•                  During the Broadcast, Mr. McAlister asked, “So, for those listening right now, they want to play around with this maybe they want to open up an account buy a share of a Sanu or somebody else—just go to the website.  Easy as that?”  The Company clarifies that it has filed the Mohamed Sanu Registration Statement with the SEC, but the Mohamed Sanu Registration Statement has not yet become effective. Once the Mohamed Sanu Registration Statement is effective, FBS will send an electronic notice informing potential investors that the Mohamed Sanu Registration Statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Mohamed Sanu and will not be able to trade shares linked to the economic performance and value of the Mohamed Sanu Brand Contract, until the consummation of the Mohamed Sanu Offering.  The Company further clarifies that only the Fantex Series Vernon Davis and the Fantex Series EJ Manuel are currently available for purchase through FBS.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Mohamed Sanu and EJ Manuel, resepectively, the longevity of Mohamed Sanu’s or EJ Manuel’s respective careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast with ESPN 1530 - WCKY

MEDIA:	Radio
STATION:	WCKY
MARKET:	Cincinnati, OH
DATE:	8-7-2014
PROGRAM:	Finn Partners Interview
SUBJECT:	ESPN 1530 - WCKY

Lance McAlister, Host, ESPN 1530 Radio:

Alright I’m excited to talk with our next guest.  I like this concept.  I’m reading about it.  It’s Steve Watkins of the Cincinnati Business Courier wrote about it earlier this week.  I said, I gotta get this guy on.  He’s the CEO, the Co-Founder of a company called Fantex.  F-a-n-t-e-x.  How would you like to be able to invest in, buy a share of a professional athlete?  In this case, Bengal’s wide receiver Mohamed Sanu.  Alright, I need—I got questions.  I need answers.  Let’s welcome in the CEO and Co-Founder he is Buck French.  Buck, how are you?

Buck French, CEO and Co-Founder, Fantex:

I’m good Lance.  How are you doing?

McAlister:

I’m well.  I love this idea.  I’m not totally sure I understand it but I love it.  First things first.  This is real money.  Right?  I mean this isn’t like a fantasy game.  This is real life stuff.  Correct?

French:

This is real life stuff.  We’ve filed the registration statement with the SEC.  That’s the Security and Exchange Commission not the Southeastern Conference and you know we kicked off on Monday the IPO road show for the Fantex Mohamed Sanu security which that security people can go Fantex.com and actually reserve shares in the initial public offering.  That security is linked to the underlying cash flow that’s generated by Mohamed Sanu’s brand.

McAlister:

So, I’m a fan.  I wanna invest in Mohamed Sanu’s future.  How much does a share cost of Mohamed Sanu?

French:

So, a share cost ten $10 dollars.  That’s the minimum that someone can buy is just one.  Then they can register and set up the brokerage account at Fantex.com.  No different than if they want to e-trade and they can start reserving shares if they’re still interested.

McAlister:

So, let’s go from the athlete’s standpoint.  What does—does Mohamed Sanu get anything out of this?

French:

Absolutely.  So, we’re acquiring 10% of his future cash flow stream.  So, that would be his current and future NFL playing contracts, endorsements, appearance fees importantly his post career should he become a broadcaster or something of that nature, radio show host.  All that would be included.  This is in the future.  And, so we’re acquiring—that’s ten percent of that cash flow stream which is the underlying cash flow linked to the security for approximately one point six million dollars.  So, you would pay him one point six million today for the contractual right to ten percent brand income playing contract so forth.  Pretty exciting.

McAlister:

Yeah, so if—let’s pretend I’ve got a share of Sanu.  If he gets—say he—his performance drops or if he gets cut—am I—it’s like holding a stock that bottomed out or a company that folds am I out of luck if his career bottoms out?

French:

Sure that’s—yeah, obviously one of the risks is he doesn’t have the career that people believe he has the potential to have and conversely if he has you know a major successful career and then he would generate greater cash flow.  So, that’s why all this is literally tied to the underlying cash flow that the brand of the athlete generates.  And, for example, the first athlete that would be successfully completed the transaction with was Vernon Davis pro bowl tight end for the 49ers.  And, about a month after that we declared a $.70 per share dividend.  So, we had collected money from Vernon.  Paid off the expenses and we are gonna pay out $.70 per share on August 18th I believe.  So, our goal is to work with guys that we believe can produce brand income well into the future and we’re excited to be working with Mohamed Sanu.

McAlister:

Yeah.  That was going to be the following question.  I’m intrigued when I saw Mohamed Sanu.  Why of all the Bengals—why Mohamed Sanu?

French:

Well, you know to work with certainly but Mohamed’s—you know we see one we think he has great potential on the field.  We also see that he has great potential off the field.  So, if you went to Fantex.com and actually looked there’s a video there that really arguable as a business’s apple pie like the other elements of the individual’s brand so he’s known for what he does on the field on Sunday.  We want people to know and create an audience about who he is as a person and what his brand ultimately represents.  And, so, what we do with the athlete is we help create in the—disseminate that broader message about who they are.  So, it’s—he’s the same one we believe that has tremendous potential in the future.

McAlister:

Buck, do you do other athletes in other sports or entertainers?  Is there an opportunity to branch this out.

French:

Yes, absolutely.  Our goal was to go into other sports.  We started on football because it’s the number sport in America.  So, you know we’ve successfully completed the Fantex Vernon Davis offering with Fantex EJ Manuel.  That was our second offering.  We closed out a couple of weeks ago.  And, now, it’s the Mohamed Sanu offering.  Fantex Mohamed Sanu and you know more to come in the future.

McAlister:

So, if—say Mohamed Sanu this year—say I buy a share of Mohamed Sanu.  He goes for fifteen hundred yards receiving and 15 touch downs.  Can I sell my stock in Mohamed Sanu thinking in my mind well he’s tapped out, he’s maxed out I’m gonna sell this share?  Can I do that?

French:

Yeah, so at Fantex.com we also operate the marketplace and it’s a traditional marketplace where if someone’s willing to sell someone has to be willing to buy and so people can go there and if there’s buyers and sellers you can trade at Fantex.com.  Yeah.

McAlister:

So, for those listening right now, they want to play around with this maybe they want to open up an account buy a share of a Sanu or somebody else—just go to the website.  Easy as that?

French:

It’s as easy as going to Fantex.com and filling out and setting up registering through a brokerage account and it’s pretty straight forward—it takes you know three to five minutes.

McAlister:

Excellent.  Buck I appreciate your time.  As I’ve said, I was very intrigued by this and I appreciate you’re filling in the details.  Best of luck with this.  Alright?

French:

Great.  Thanks a lot Lance.  I appreciate it.  Take care.

McAlister:

Alright.  Take Care.  Buck French.  He’s the CEO and Co-Founder of Fantex.com.  F-a-n-t-e-x.  I have the video of Mohamed Sanu and the link to it on the blog at ESPN1530.com and I’ve read Steve Watkins who I enjoy reading in Cincinnati Business Courier earlier this week and I said you know and I had heard initially about the report of Arian Foster and then when I saw Sanu I said woo we got to get him on because that’s just wild enough and again I think the initial thought is it’s kinda like a fantasy football thing.  You put in play money and you draft and sign and buy shares.  No.  This is like real money buying a share in Mohamed Sanu’s involvement.  Like on board.  Yeah.  I just sell shares of in and he gets—what did he say—one point—a low one time lump sum payment of $1.6 million dollars and you are buying a share of his future cash flow.  Even if he goes on to become a broadcaster or whatever he goes into.  I kinda like that.

* * * * *